September 2, 2004



Mail-Stop 0408
Via facsimile and U.S. Mail
Mr. James S. Hamman, Jr.
Executive Vice-President, General Counsel and Secretary
Calamos Asset Management, Inc.
1111 E. Warrenville Road
Naperville, Illinois 60563

	Re: Calamos Asset Management, Inc.
                  Form S-1     File No. 333-117847
                  Filed August 2, 2004


Dear Mr. Hamman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

General
1. Please revise to delete legalese such as thereof, whereby, therefrom, therein, therefore, whereas, etc.

Prospectus Cover Page
2. The filing has a significant amount of non-Rule 430A information missing. Please include the information in the next pre-effective amendment. The staff may have significant comments upon our review of the amendment and it may take us a significant amount of time to review the amendment.
3. The second paragraph indicates the existing holders will sell some of their holdings in this offering. Revise to include a selling shareholder section and include the membership units being sold, and the proceeds to be received. Present the information with and without the overallotment sales.
4. Revise the last paragraph to indicate the date the listing application was filed.





Table of Contents
5. Supplementally advise as to why the Calamos Growth and Income
Portfolio is not included in the references to "mutual funds" and "open-end funds". We may have further comment.

Summary-Overview
6. Regarding the reasons for the significant growth in funds under management and related revenues and income and noting the significant amount of deferred sales commissions, revise to explain whether the arrangements to attract funds, or the compensation paid by the Company to sales agents has changed during the periods referenced.

Strategy, Investment Philosophy and Management
7. Revise to move these two sections to a place in the prospectus after the risk factors, such as, the business section.

 Reorganization
8. Revise to add information regarding both the "Real Estate Distribution" and the "Formation Transaction" to include the pro forma effect on assets, revenues and income. For the "Real Estate Distribution", if the assets distributed will still be used by the Company, disclose the anticipated dollar amount of expenses to be incurred by the company. For the "Formation Transaction", revise to include a brief discussion of the S Corp termination and its effect on 2004 earnings and cash flows, such as dividends that are expected to be paid out of retained earnings.
9. Revise to disclose any other arrangements whereby the Calamos Family Partners will derive revenues from the Company, such as, management agreements, leases, etc.

The Offering
10. Revise here and the section titled "Use of Proceeds" to provide a more detailed breakdown in the use of the proceeds, including the amounts to be used for working capital. In this regard, disclose what amounts will be used for expansion of the alternate investment business and briefly explain that business. In addition, in the "Use of Proceeds" section, revise to disclose the alternate uses contemplated in the event that sufficient cash flow is generated by operations.
11. Revise the "Dividend Policy" section to indicate whether consolidated income of the Company will be taxable to holders as partnership interests or only taxable upon distributions and whether or not those distributions will be treated as dividend income.
12. Revise here and in the entire section titled "Summary" to remove the cross-references.

Summary Historical and Pro Forma Consolidated Financial and Other Data
13. Upon completion of the employment agreements, revise the pro forma compensation expense if the going forward compensation is greater than the presented compensation.
14. Revise footnote (5) once the terms of the offering are finalized.

Risk Factors
15. Revise your risk factor section to take out all generic risk to all companies in your industry or revise them to make them specific to your company. For example the risk factor, "Future sales of our Class A common stock in the public market could lower our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us" is common to any company that could sell additional securities. Another example is your risk factor, "The requirements of being a public company may strain our resources and distract management." Make this specific why your company is particularly more at risk than any other public company. If it is not, delete this risk factor. Other examples is "the price of our Class A common stock may fluctuate..." As a final example, see on page 17, "Our failure to comply with the guidelines set by our clients..." While superficially company specific, all it is saying is that you, like any company, are at risk for customer dissatisfaction if you fail to provide the service to your customers that they pay you to provide. Please be specific as to why you would not comply with your own guidelines or guidelines between you and your customers.

Related to Industry
"Our business and operations..."
16. Revise the second paragraph to disclose whether or not the Company had any late trading or market timing activities in the funds it manages during the periods covered by the financial statements included in the filing. If so, please describe. If there are policies that allow these types of activities, please also describe.




Competition

17. Delete the risk paragraph for competition. Such disclosure can be
included                                        in the business
section.

12b-1 fees
18. Revise the disclosure to clarify that the 12b-1 are assessed on holders of the mutual funds and briefly explain the reasons for the increase, such as volume under management or increase in fee rate charged. In addition, disclose the products which are assessed these fees, such as, Class B and C shares of the open end funds and disclose the increase in those products corresponding to the dates disclosed for the fees, i.e., at 12/31/03 and at 6/30/04. If the increase is attributable to an increase in the rate assessed, please describe any such change.

Soft dollars
19. Revise the second paragraph to provide a further breakdown of commissions. For example disclose the amount paid by open end funds, closed end funds, institutional investors and managed accounts. Also disclose whether or not the commission rates were different for each of these types of clients. In addition, if any commissions were paid to affiliates, disclose the amount.

Investment Performance
20. Revise to delete the risk paragraph or move it to elsewhere in the prospectus after the risk factors.

Third-party distribution
21. Revise the first paragraph to explain why access is so dependent upon 12b-1 fees.
22. Revise the second paragraph to disclose the percentages of the large distributors at 12/31/03. In addition, disclose the fees received from intermediaries of managed accounts for the year ended 12/31/03 and the period ended 6/30/04.
23. Revise the last paragraph to disclose the payments made in 2003 and during the 6 months ended 6/30/04. In addition, if the amounts paid are significantly greater than in previous years, briefly explain why. Provide disclosure if more than 10% went to any intermediary.



Communication, Information and Computer systems
24. Revise to move this disclosure to elsewhere in the prospectus after the risk factors.

Dependence on Calamos Holding to distribute cash
25. Revise to clarify and explain how the taxation will occur on several levels. First, will Calamos Holdings LLC be taxable as a corporation and pay dividends to Calamos Asset Management or will it be a pass-through entity and its income will be passed through to Calamos Asset Management and Calamos Family Partners on a pro-rata basis. Once that is explained, will Calamos Asset Management be taxed as a corporation or will it be a pass-through entity and holders will be taxed on their pro-rata interest or will holders only be taxed if Asset Management pays holders a dividend from retained or current earnings.

Our business is dependent on third-party vendors
26. Revise to disclose the amounts paid to third-party vendors for the year ended 12/31/04 and for the period ended 6/30/04.

Risks related to the Offering
Investment Company
27. Briefly advise us supplementally how you intend to operate the Company to avoid being deemed an Investment Company.
28. Supplementally advise us as to the specific exemption from registration under the Investment Company Act that you intend to rely upon.

Reorganization and Holding Company Structure
Holding Company Structure
29. Revise to explain why profits, losses, and distributions will be "generally" pro rata. In this regard, clarify how they may not be made pro rata or delete the word, "generally".

Use of Proceeds
30. Revise to use tables presenting the uses with and without the overallotment option. In this regard, present at the top of the table the gross proceeds, then underwriter fees and commissions, then selling shareholder proceeds, then net proceeds, then the uses in order. If you continue to say that changes may occur in the use of proceeds, disclose the specifics of the contingencies that may result in a change and identify the alternative uses of proceeds. See Instruction 7 to Rule 504 of regulation S-K.

MD&A
General
31. MD&A is intended to give the investor an opportunity to look at the company through the eyes of management by providing both a short and long-term analysis of the business of the company. When discussing your results of operations and financial condition, please provide a prospective analysis. For instance, but not limited to, discuss why funds under management have increase and whether you anticipate a continued increase in funds under management. Do you anticipate your operating expenses to increase at its current rate? Does management project an increase in its net income for the foreseeable future? If management is unable to determine any trends in their results of operations and financial condition, please state that, and include a discussion of the reasons why. Discuss the material uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of its future financial condition. You should provide information about the quality and potential variability of your company`s financial condition so that investors can judge the likelihood that past performance is or is not indicative of future performance. Any uncertainties with regards to each aspect of your results of operations and financial condition should be discussed in turn. Additionally, in all future annual and quarterly filings, this information should be included. Refer to Release No. 33-8350.
32. Revise the fourth paragraph to explain in what circumstances net profits, net losses and distributions will not be pro rata.

Investment Products
Mutual Funds
Open-end Funds
33. Revise to disclose the amount outstanding at 12/31/03 for each share class and also disclose the fees received (loads and otherwise) and paid (commissions and otherwise) for the year ended 12/31/03 and the period ending 6/30/04 in each share class discussion.

Closed-End Funds
34. Revise to present the same disclosures as requested by the comment above.

Separate Accounts
35. Revise to present the same information requested by the comments above.

Revenues
Fees
36. Revise to disclose the amount of accounting fees during the period April 1, 2004 through June 30, 2004 as well as the fee rate(s) for each product.

Termination of EAU Plan
37. After this section is completed, revise the "Dilution" and "Use of Proceeds" sections to disclose the additional shares ("Dilution") and the cash payout ("Use of Proceeds").

Operating results
6 months ended 6/30/03
Revenues
38. Reconcile the narrative before the table on page 47 to agree with the table for the amount, the increase and the percentage.
Operating Expenses
39. Noting that several expenses increased at a greater rate than the revenues, revise to add narrative to explain why the distribution expenses increased 166% while distribution fees increased 124%. With regard to marketing and sales promotion, add narrative to further explain the $6.0 million as well as narrative to explain the types of payments generally made that result in these expenses.

Year ended 12/31 03
40. The explanation for the increase in net purchases discloses no changes in the compensation (fees and commissions) paid to attract those purchases. If true, indicate no changes in the compensation rates occurred from the year ended 12/31/02 or otherwise disclose any such changes.
41. Revise to make similar disclosures in the "Revenue" and "Operating Expenses" sections that follow.

Year ended 12/31/02
42. Make disclosures in the appropriate sections consistent with comments 35-37.

Liquidity and Capital Resources
43. Revise the second paragraph on page 56. We note the paragraph is referring to amortization, not cash flows or the balance sheet. Revise accordingly.
44. Noting the cash used for construction payments in the third paragraph on page 56, supplementally advise the staff of the arrangement for the new headquarters, such as, how much is owed to complete, when will it be complete, who will pay the remaining costs, will the Company then lease the building and what will be the costs to the Company. We may have further comment.

Business
Business Strategy
45. We note the growing deferred sales commissions and the $150 million debt used to finance these commissions. Please advise us whether or not the company has changed its fee arrangements or its business strategy. Without knowing your response, it would seem to us that because of the recent significant increases, you will have to augment or clarify the narrative to address these issues regardless of your response.
46. Noting the possibility of conflict between managed accounts, please advise us supplementally and with a view towards additional disclosures under a section titled "Potential Conflicts of Interest", how the Company prevents such conflicts, such as, one fund or managed account shorting the securities held by another fund.
47. Revise to disclose here or in the "Management" section how the Calamos Family investments are monitored to avoid conflicts of interest, such as, shorting securities that are in managed accounts.

Distribution, Sales and Client Services - Page 68
48. Please name any intermediary whose clients represent more than 10% of assets under management.

Incentive Compensation Plan
49. Revise to add a risk factor for the new compensation plans and disclose the caps on number of shares and/or cash that may be issued to plan participants both annually and during the lifetime of the plans. The potential dilution to shareholders should also be disclosed.



Split-Dollar Insurance Agreements - Page 87
50.  Disclose the cost to the company of the insurance agreements.

Certain Relationships
Tax Indemnity Agreement - Page 91
51. Please add disclosure regarding earnings (profits) up to the effective date of the reorganization to clarify who will be entitled to what earnings, whether any distributions will be made after 6/30/04 as in previous years, who will be responsible for any assessed back taxes, penalties and interest after 6/30/04, and any other material aspects of the Agreement.

Lease of Corporate Headquarters - Page 92
52. Please state, if true, that in the opinion of management, the terms of the transaction are as fair to the company as could have been made with unaffiliated parties.

Description of Capital Stock
Class B shares
53. Revise to clarify whether or not any dividends or other distributions can be made to Class B holders without being made simultaneously and in the same amounts to Class A holders.

Certain U.S. Tax Considerations for non-U.S. Holders - page 100
54. If you retain this section, balance this section with a comparable section, "Certain U.S. Tax Considerations for U. S. Holders" or explain why you do not include one.

Underwriting
55. Revise to disclose if the Company will announce, via press release or 8-K filing, when stabilization activities have ceased. If not, so state.
56. Revise to disclose the present intentions of those participating in the Directed Share program as to how many shares they intend to purchase.
57. With regard to the naked shorts, supplementally advise the staff as to the authority to enter into such arrangements. We may have further comment. In addition, supplementally advise the staff as to why you believe short selling will offset downward price pressures.

Part II
Indemnification
58. Revise the prospectus to include the information required by Rule 510 of regulation S-K.
Accounting Comments
Reorganization - page 3
59. We note that you interchange Calamos Family Partners, Inc. and Calamos Holdings, Inc. when referring to your company within the document. We also note that Calamos Holdings, Inc. will be renamed Calamos Family Partners, Inc. upon Reorganization. Please revise to ensure consistency in your discussions about your company in the document.

Holding Company Structure - page 5
60. Supplementally tell us and revise to disclose how you determined that your designation as the sole Manager of Calamos Holdings, LLC allows you to include its financial results into your consolidated financial statements. In your response provide the specific accounting literature you relied upon and the basis for your conclusion. We note on page 35 that post-Reorganization, Calamos Family Partners, Inc. is assumed to own 80% of Calamos Holdings, LLC.
61. In the last paragraph on page 5 you state that you intend to cause Calamos Holdings LLC to distribute cash on a pro rata basis to its members to cover their tax liabilities. Please revise the unaudited pro forma financial information beginning on page 31 to give effect to this planned transaction or explain why no adjustment is required.

Summary Historical and Pro Forma Consolidated Financial and Other Data
- page 8
62. We note that the Real Estate Distribution occurred on June 30, 2004 and that your disclosure in the second paragraph that your unaudited pro forma balance sheet as of June 30, 2004 does not give effect to this transaction. Supplementally tell us how you determined that it was appropriate to reflect this transaction in your unaudited pro forma income statements, considering the guidance in Instruction 1 to Rule 11-02 of Regulation S-X.
63. Please revise your historical financial statements to reflect the Real Estate Distribution transaction consummated on June 30, 2004 as a discontinued operation, or advise us. Refer to paragraphs 27 and 41-44 of SFAS 144.

64. Please revise to include both historical and pro forma basic and diluted earnings per share with weighted average shares outstanding.

Unaudited Pro Forma Financial Information - page 31
65. Please revise your introductory paragraphs on page 31 to clearly identify the financial statements from where the historical consolidated financial data has been derived and what the presented pro forma financial information represent, as required by paragraph 11-02 of Regulation S-X. You may include a discussion similar to that presented on page 8 to provide this disclosure.
66. Please revise your pro forma balance sheet to include a separate column presenting the pro forma adjustments related to the issuance of common stock shares for this offering. Present your pro forma balance sheet data in two stages in order to reflect your pro forma balance sheet after the Formation transaction prior to the pro forma adjustment related to the offering.

Pro Forma Consolidated Income Statement - page 33
67. Please revise to disclose pro forma basic and diluted earnings per share for each period presented. Explain in the notes how the weighted average shares outstanding were computed.

Notes to Pro Forma Consolidated Financial Information - page 35
68. Please revise note (1) to describe how you determined the assumed net proceeds of $45.5 million from this offering. Specify the number of shares assumed issued and how you determined the net proceeds per share.
69. Please revise note (2) to describe how you determined the amounts of adjustments to minority interest, additional paid in capital, retained earnings and accumulated other comprehensive income. Explain how you determined that your current methodology of assuming an 80% minority interest is factually supportable as required by Rule 11-02
(b) of Regulation S-X. Consider presenting the information in a tabular form and key in a detailed explanation to explain how each adjustment amount was determined.
70. Please revise to remove note (3) and the pro forma adjustments related to the Real Estate distribution given that the transaction occurred on June 30, 2004, or advise us.
71. Please revise note (4) to explain how the minority interest adjustment is determined and why it is based on pre-tax income.

72. Please revise note (5) to explain how you determined the amount of income tax adjustment for each of the periods presented.
73. Please revise to clarify in footnote (6) on page 35 what "recharacterization of compensation in the form of equity distributions to owners" in the amount of $1.6 million represents. Explain how you determined this amount to be (i) directly attributable to the transaction, (ii) expected to have a continuing impact on your operating results, and (iii) factually supportable.
74. Please revise other parts of the filing, including the summary historical and pro forma consolidated financial data on pages 9 and 10, to incorporate similar changes in the notes presented.

Selected Historical Combined Financial and Other Data - page 36
75. Please revise to reference the footnotes on pages 37 and 38 to the presented financial data on page 37.

Management`s Discussion and Analysis of Financial Condition and Results of Operations
Revenues - Investment Management Fees - page 33
76. We note that you compute investment management fees received from some of the separate accounts, for which you act as investment adviser, in advance at the beginning of the quarterly period. Please revise to explain how you determine the amount of revenue recognized from these fees to the extent that actual fees are different from those estimated at the beginning of the period.
77. Please revise your accounting policy footnote on page F-8 to provide an enhanced disclosure about your revenue recognition of investment management fees that you receive from mutual funds and separate accounts.

Operating Expenses - Other Operating Expenses - page 45
78. We note that you include "revenue sharing" payments to your third party distributors in marketing and promotion expense. Supplementally tell us how you determined it appropriate to record gross revenues related to such transactions with a corresponding expense in marketing and promotion, as opposed to recording revenue net. In your response quantify the revenue and expense amounts and tell us what accounting literature you relied on including your consideration of EITF 99-19.





Operating Results - page 46
79. For each period presented, you have attributed changes in your revenues primarily to changes in your assets under management. Please revise to:

* Explain the reasons for changes in the amounts of average assets under management in each period. For instance, explain the underlying causes for the significant increases in net purchases in mutual funds and separate accounts as well as market appreciation of assets under management;

* Explain how changes in your average assets under management impacted the amounts of reported revenues for each revenue item in each period. Quantify the impact as appropriate;

* Describe any known trends and uncertainties that have had or are expected to have a material impact on reported revenues.

Refer to the Item 303 (a) (3) of Regulation S-K and recently issued Interpretive Release No. 33-8350.
80. Please revise to provide an enhanced discussion of specific reasons for material changes in each component of operating expenses for each of the periods presented. For instance, we note on page 51 that you attribute the increase of $14.6 million in distribution expense from 2002 to 2003 to increased sales of funds and corresponding growth of assets under management. In your amended filing, explain and quantify how much sales of funds increased, explain and quantify the corresponding growth of assets under management and explain what the quantitative impact of each of these increases was on your operating expenses.

Interest Rate Risk - page 57
81. Please revise to include market risk disclosures in accordance with Item 305 of Regulation S-K.

Critical Accounting Policies - page 57
82. Please revise your disclosure of critical accounting policies to provide both a qualitative and quantitative discussion that describes the significant assumptions underlying your critical accounting estimates. Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different
conditions or using different assumptions.   For example,

* Discuss the method and significant assumptions used to estimate the fair value of your company for purposes of accounting for your equity appreciation rights.

* Describe the significant assumptions used to estimate the expected future cash flows from 12b-1 fees.

 	Refer to Item V of Release No. 33-8350.

Recently Issued Accounting Pronouncements - page 58
83. Please revise Note 11 to the consolidated financial statements on page F-15 to conform to the changes below.
84. Please revise to explain how you determined that Calamos Multi-Strategy, L.P. met the definition of a voting interest entity and is not within the scope of FIN 46R considering the guidance in paragraph 4 of FIN 46R.
85. Please note that the SEC staff speech referred to on pages 59 and F-16 represents the author`s views and is not considered a part of U.S. GAAP. Please revise to ensure that your accounting for your investment in Calamos Multi-Strategy, L.P. is in accordance with U.S. GAAP.
86. Supplementally and in the revised filing explain how you concluded that accounting for your investment in Calamos Multi-Strategy, L.P. using the equity method is in accordance with U.S. GAAP. Explain why you are not required to consolidate the L.P. for the periods presented given the fact that the current limited partnership agreement does not provide "important rights" to limited partners to preclude its consolidation into your financial statements, considering the guidance provided in paragraph 9 of SOP 78-9.

Employment Related Arrangements - page 85
87. Please revise the notes to the consolidated financial statements to disclose significant commitments under employment related arrangements.

Consolidated Statements of Financial Condition - page F-3
88. Please revise to include a footnote clarifying the nature of the minority interest at December 31, 2003 and 2002, and explain what events occurred during the six months ended June 30, 2004 that eliminated such minority interests.




Consolidated Statements of Income - page F-4
89. Please revise to include Class B shares of common stock in your earnings per share computations, or disclose why they should not be included.
90. Please revise to include earnings per share disclosures required by paragraphs 40 and 41 of SFAS 128 or explain in your accounting policy footnote why such disclosures are not required.
91. Please revise to disclose the pertinent rights of Class B common shareholders in the event they are significantly different from those of Class A common shareholders.
92. Supplementally tell us and revise to disclose how you determined that Equity Appreciation Units should not be considered in your computation of diluted earnings per share, considering the guidance in paragraph 168 of SFAS 128.

Consolidated Statements of Cash Flows - page F-6
93. We note that the amounts of cash paid for dividends does not agree with the amounts presented in the consolidated statement of changes in stockholders` equity for 2001 and the six months ended June 30, 2004. Please revise to correct if in error or explain the reason for the difference.

Notes to Consolidated Financial Statements
General
94. Please revise to include a footnote describing the transactions that give rise to amounts receivable from customers. State whether securities owned by customers are held as collateral for these receivable balances. Also, state how you evaluate these receivables for collectibility and whether you have established an allowance for doubtful accounts for any period presented.
95. Please revise to include a footnote that discloses the key provisions of your deferred compensation plan and how the costs are being accrued. In addition, supplementally tell us whether you have segregated funds that are restricted as to use for the sole purpose of making payments under this plan.








Note 2 - Summary of Accounting Policies
- Investment Securities - page F-7
96. Please revise to disclose the methods and significant assumptions used to estimate the fair value of your financial instruments, including your not readily marketable securities. Refer to paragraphs 10 - 15 of SFAS 107.
97. Please supplementally tell us the amounts of your not readily marketable securities at the end of each of the periods presented and revise to disclose when you consider an impairment of securities to be other than temporary.

- Equity Incentive Plan - page F-8
98. Please revise to actually describe the accounting method used to account for your equity incentive plans, rather than just referencing the relevant accounting guidance.

- Revenue Recognition - page F-8
99. Please revise your accounting policy for recognizing 12b-1 distribution fees to clarify when these are considered earned.
100. Supplementally explain to us how you determined that the use of settlement date rather than trade date in recognizing sales charges does not have a material impact on your financial statements.

- Deferred Sales Commissions - page F-9

101. Supplementally explain your methodology for determining the amortization period for each of your Class B and Class C shares.
Specifically address how you determine the period over which you receive 12b-1 fees.

102. Please revise to disclose the weighted average amortization periods assumed to determine the amortization expense for Class B and Class C shares.

103. Supplementally explain your methodology for evaluating deferred sales commissions for impairment. Identify the lowest level at which you evaluate these assets for impairment. For example, do you evaluate your deferred sales commissions on an individual fund basis, by class of shares or in total?
104. In the event you group your deferred sales commissions for impairment evaluation, explain how you considered the guidance in paragraphs 10-14 of SFAS 144.
105. Supplementally explain your methodology for estimating the future cash flows that you expect to be generated from deferred sales commissions over their estimated remaining lives. Specifically address the following in your response:

* To the extent that these future cash flows include asset-based fees, explain how you estimate market values of the related assets under management. Explain whether a probability-weighted approach was considered and how you considered the guidance in paragraphs 16-19 of SFAS 144 in estimating these cash flows.

* Describe the present value technique and assumptions used to estimate the fair value of your deferred sales commissions. For example, explain whether you used a risk-free or risk-adjusted rate to discount your future cash flows. Refer to Concepts Statement 7.
106. Please revise to disclose the amounts of impairments recorded in each of the periods presented or confirm if there were none.

Note 3 - Related-party Transactions - page F-9
107. On page F-10 you disclose certain amounts earned from affiliates. Please revise to clarify the related parties from which you have earned these fees.

Note 4 - Investment Securities - page F-11
108. Please revise to provide disclosures about your available for sale securities required by paragraph 21 of SFAS 115 and paragraph 534(e) of SFAS 133.

Note 5 - Property and Equipment - page F-12
109. Supplementally explain to us how you accounted for the distribution of your real estate assets to your current stockholders. Cite the authoritative literature upon which you relied in recording this transaction.



Note 10 - Regulatory and Net Capital Requirements - page F-15
110. Please revise to disclose when your calculation of net capital requirements was last reviewed by your regulators and disclose the outcome of that review.
111. Please revise to disclose the amount of funds segregated for the exclusive benefit of customers in accordance with Rule 15c3-3. If you have not segregated such funds, supplementally tell us under what section of the Rule an exemption is being claimed.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be directed to Angela Jackson at (202) 942-2865 or xxx at (202) 942-. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-2889.

						Sincerely,



						William Friar
						Senior Financial Analyst


Calamos Asset Management, Inc.
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